5 1 NYSE 0001103173 sfazv3#g Officer Spherion Corporation 914536 36-3536544 12/31/01 5 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 5 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
[ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported 1. Name and Address of Reporting Person(s) Krause, Roy G. (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 12/01 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) EVP & CFO 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person Table II (PART 2) Derivative Securitites Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ------------
-----------------------------------------------------------------
------------------------------------------------------- 1)Title
of Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Year ----------------------------------------------
-----------------------------------------------------------------
--------------------- Deferred Stock Units Common Stock 23,981.0000 23,981.0000 D Direct Deferred Stock Units Common Stock 6,319.0000 6,319.0000 D Direct Deferred Stock Units Common Stock 31,250.0000 31,250.0000 D Direct Deferred Stock Units 04/10/01 Common Stock 50,000.0000 50,000.0000 D Direct (1)
Deferred Stock Units 05/31/01 Common Stock 31,250.0000 31,250.0000 D Direct (2) Incentive Stock Option (Right 05/31/01 Common Stock 13,795.0000 13,795.0000 D Direct to buy) (3)
Incentive Stock Option (Right Common Stock 8,841.0000 8,841.0000 D Direct to buy) Incentive Stock Option (Right Common Stock 5,368.0000 5,368.0000 D Direct to buy) Incentive Stock Option (Right Common Stock 7,728.0000 7,728.0000 D Direct to buy) Non-Qualified Stock Option 05/31/01 Common Stock 79,955.0000 79,955.0000 D Direct (Right to buy) (3) Non-Qualified Stock Option Common Stock 84,909.0000 84,909.0000 D Direct (Right to
buy) Non-Qualified Stock Option 01/31/01 Common Stock 7,966.0000
0.0000 D Direct (Right to buy) Non-Qualified Stock Option Common Stock 44,632.0000 44,632.0000 D Direct (Right to buy) Non-Qualified Stock Option Common Stock 125,000.0000 125,000.0000 D Direct (Right to buy) Non-Qualified Stock Option Common Stock 76,000.0000 76,000.0000 D Direct (Right to buy) Non-Qualified Stock Option Common Stock 117,272.0000 117,272.0000 D Direct (Right to buy) Phantom Shares Common Stock 811.7400 811.7400 D Direct Phantom Shares Common Stock 1,687.7292 1,687.7292 D Direct Explanation of Responses: (1) Deferred Stock Units (DSUs) awarded 4/10/2001 vests 3 year from the date of grant, subject to earlier vesting if the closing price of the Company's stock meets or exceeds specific target prices. (2) Deferred Stock Units (DSUs) awarded 5/31/01 vest commencing 5/31/02 on a cumulative basis as follows: 1/3 on 5/31/02; 1/3 on 5/31/03; 1/3 on 5/31/04. (3)
Stock options granted 5/31/01 are exercisable commencing 5/31/02 on a cumulative basis as follows: 1/3 on 5/31/02; 1/3 on 5/31/03; 1/3 on 5/31/04. (4) Options cancelled upon their expiration. Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code Amount D Price End of Year I -------------------------------------------
-----------------------------------------------------------------
------------------------ Common Stock 49,618.0000 D Direct Common
Stock 49,722.4490 I By DCP Common Stock 18,000.0000 I by IRA Table II (PART 1) Derivative Securitites Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ---------------------
-----------------------------------------------------------------
---------------------------------------------- 1)Title of
Derivative 2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative
6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of (D) Derivative Security Code A D Exercisable Expiration ------------------------------------------------------
-----------------------------------------------------------------
------------- Deferred Stock Units $0.0000 07/05/00 07/05/06
Deferred Stock Units $0.0000 01/01/00 01/01/09 Deferred Stock Units $0.0000 10/06/01 10/06/10 Deferred Stock Units $0.0000
04/10/01 (1) A 50,000.0000 04/10/04 04/10/11 Deferred Stock Units
$0.0000 05/31/01 (2) A 31,250.0000 05/31/02 05/31/11 Incentive
Stock Option (Right $7.2500 05/31/01 (3) A 13,795.0000 05/31/02
05/31/11 to buy) Incentive Stock Option (Right $11.3125 10/06/01 10/06/10 to buy) Incentive Stock Option (Right $18.6250 02/05/98 02/05/07 to buy) Incentive Stock Option (Right $25.8750 01/01/99 01/01/08 to buy) Non-Qualified Stock Option $7.2500 05/31/01 (3) A 79,955.0000 05/31/02 05/31/11 (Right to buy) Non-Qualified
Stock Option $11.3125 10/06/01 10/06/10 (Right to buy) Non-
Qualified Stock Option $18.6250 01/31/01 J 7,966.0000 (4)
01/31/97 01/31/01 (Right to buy) Non-Qualified Stock Option $18.6250 02/05/98 02/05/07 (Right to buy) Non-Qualified Stock Option $20.8500 07/02/00 07/02/09 (Right to buy) Non-Qualified Stock Option $23.3750 01/01/00 01/01/09 (Right to buy) Non-
Qualified Stock Option $25.8750 01/01/99 01/01/08 (Right to buy) Phantom Shares Phantom Shares $0.0000

SIGNATURE OF REPORTING PERSON /S/ Krause, Roy G. DATE